FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

OMA files U.S. preliminary prospectus supplement and Mexican registration statement to sell 82.6 million OMA shares in Global Public Secondary Offering

Mexico City, June 7, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that OMA has commenced an underwritten secondary public offering, subject to market and other conditions. OMA is filing a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) and has filed a registration statement and prospectus with Mexico’s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or BMV) relating to the sale of 82,608,696 of its Series B shares, without par value, directly or in the form of American Depositary Shares (ADSs), currently held by Aeroinvest, S.A. de C.V. (Aeroinvest), ICA’s indirect wholly owned subsidiary. Each OMA ADS represents eight Series B shares.

A total of 82,608,696 of OMA’s Series B shares (directly or in the form of ADSs) will be offered for sale through the offering in Mexico and the offering in the United States and elsewhere outside of Mexico. In addition, as part of the offering, ICA intends to grant to the international underwriters and the Mexican underwriters independent options to purchase up to 12,391,304 additional Series B shares. The registered shares represent approximately 23.75% of OMA’s total capital stock.

All of the Series B shares and ADSs are being sold by Aeroinvest, which will receive all the proceeds of the offering. OMA will not receive any proceeds from the offering, and its total number of outstanding Series B shares will not change as a result of the offering. ICA expects to retain a significant participation and the controlling interest in OMA through its ownership of OMA’s Series BB shares.

The international offering of Series B shares (directly or in the form of ADSs) is being made in the United States and elsewhere outside of Mexico pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. The international offering of Series B shares (directly or in the form of ADSs) will be made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained by contacting BofA Merrill Lynch, 222 Broadway, New York, New York, 10038, Attn.: Prospectus Department or by email at dg.prospectus_requests@baml.com. The concurrent offering of Series B shares registered with the CNBV and BMV is being made in Mexico. The Mexican registration statement and prospectus are available from the BMV (www.bmv.com.mx) and the CNBV (www.cnbv.gob.mx).

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release contains various “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “will,” “may,” “could,” “expect,” “anticipate,” “believes,” “intends,” “should,” “plans,” “estimates,” “approximate,” “guidance” and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters, although not all forward-looking statements contains these words. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to various factors, including (with respect to ICA) material changes in the performance or terms of its concessions, ability to obtain additional debt or equity financing on attractive terms, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation and exchange rates, regulatory developments, and customer demand and competition; and (with respect to OMA) governmental regulations governing airport operations, airport concessions, and maximum rates, air traffic volumes, U.S. and global economic activity, fuel prices, terrorist attacks, factors affecting Mexican tourism, and tax claims asserted by municipalities. These and other risk factors are set forth in ICA’s and OMA’s most recent filings on Form 20-F and in any filings or submissions the companies have made with the SEC subsequent to their most recent filings on Form 20-F. All forward-looking statements are based on information available to ICA and OMA on the date hereof, and neither ICA nor OMA assumes any obligation to update such statements.

About ICA

Empresas ICA, S.A.B. de C.V., is Mexico's largest construction and infrastructure operations company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest construction and infrastructure operations company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).

For more information contact

ICA
Victor Bravo, CFO
vbravo@ica.mx

Gabriel de la Concha, CIO
gabriel.delaconcha@ica.mx

relacion.inversionistas@ica.mx
+52 (55) 5272 9991 ext.3696

OMA

José Luis Guerrero Cortés, CFO
jlguerrero@oma.aero
+52 (81) 8625 4300 ext. 308

In the United States:

Daniel Wilson, Zemi Communications
+1 (212) 689 9560
dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer